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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               __________________

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               __________________

                        Splash Technology Holdings, Inc.
                           (Name of Subject Company)

                          Vancouver Acquisition Corp.
                         Electronics For Imaging, Inc.
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    Common stock, $0.001 par value per share
                         (Title of Class of Securities)

                                   848623104
                     (CUSIP Number of Class of Securities)

                                James Etheridge
                                General Counsel
                         Electronics For Imaging, Inc.
                                303 Velocity Way
                         Foster City, California  94404
                                 (650) 286-8385
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                  Communications on Behalf of filing persons)

                                    Copy to:

                             Richard S. Chernicoff
                        Brobeck, Phleger & Harrison LLP
                             550 South Hope Street
                         Los Angeles, California  90071
                                 (213) 489-4060

                           CALCULATION OF FILING FEE

       Transaction Valuation*                   Amount of Filing Fee**

            $154,124,900                             $30,825

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $10.00, the per share tender offer price, by 15,412,490, the sum of the 14,614,038 outstanding shares of common stock, as of September 11, 2000, sought in the offer and the 798,452 shares of common stock subject to options that will be vested as of September 11, 2000.
**   Calculated as 1/50 of 1% of the transaction value.
/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: None              Filing Party: Not Applicable
     Form or Registration No.: Not Applicable  Date Filed: Not Applicable

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
/X/  third-party tender offer subject to Rule 14d-1.
/ /  issuer tender offer subject to Rule 13e-4.
/ /  going-private transaction subject to Rule 13e-3.
/ /  Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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Item 1.  Summary Term Sheet.

     The information set forth in "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) The name of the subject company is Splash Technology Holdings, Inc., a Delaware corporation ("Splash"). The information set forth under "Information Concerning Splash" in Section 7 of the Offer to Purchase, dated September 14, 2000 (the "Offer to Purchase"), of Vancouver Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Electronics For Imaging, Inc., a Delaware corporation ("EFI"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by Purchaser to purchase all of the outstanding shares of common stock of Splash (and the associated stock purchase rights) for $10.00 per share, net to seller, less any required withholding taxes and without interest, upon the terms and subject to the conditions of the Offer to Purchase and the related Letter of Transmittal ("Letter of Transmittal"), copies of which are attached hereto as Exhibit (a)(2). The information set forth in "Summary of Our Offer," "Introduction," and "Price Range of Splash's Common Stock" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Price Range of Splash's Common Stock" in the Offer to Purchase is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

     The names of the filing persons are Electronics For Imaging, Inc. and
Vancouver Acquisition Corp.   The information set forth under "Information
Concerning Us and EFI" in the Offer to Purchase is incorporated herein by reference.

Item 4.  Terms of the Transaction.

     The information set forth under "Summary of Our Offer," "Introduction," "Terms of Our Offer; Expiration Date," "Acceptance for Payment and Payment for Shares," "Procedures for Accepting Our Offer and Tendering Shares," "Withdrawal Rights," "Material Federal Income Tax Consequences," "Financing of Our Offer," "Background of Our Offer," "Contacts with Splash," "Merger Agreement," "Tender and Voting Agreement," "Exclusivity Agreement," "Confidentiality Agreement," "Purpose of Our Offer; Plans for Splash after the Offer and the Merger," "Conditions of Our Offer," "Legal Matters and Regulatory Approvals," and "Miscellaneous" in the Offer to Purchase is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     The information set forth under "Background of Our Offer," "Contacts with Splash," "Merger Agreement," "The Tender and Voting Agreement," "Exclusivity Agreement," "Employment Offer Letters" and "Confidentiality Agreement" in the Offer to Purchase is incorporated by reference herein.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     The information set forth under "Summary of Our Offer," "Introduction," "Terms of Our Offer; Expiration Date," and "Purpose of Our Offer; Plans for Splash after the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

Item 7.  Sources and Amount of Funds or Other Consideration.

     The information set forth under "Summary of Our Offer," "Introduction," and "Financing of Our Offer" in the Offer to Purchase is incorporated herein by reference.

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Item 8.   Interests in Securities of the Subject Company.

     The information set forth under "Information Concerning Us and EFI" in the Offer to Purchase is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.

     Not applicable.

Item 10.  Financial Statements of Certain Bidders.

     Not applicable.

Item 11.  Additional Information.

     The information set forth under "Summary of Our Offer," "Introduction," "Terms of Our Offer; Expiration Date," "Background of Our Offer; Contacts with Splash; Merger Agreement; Tender and Voting Agreement; Exclusivity Agreement; Confidentiality Agreement," "Conditions of Our Offer," and "Legal Matters and Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

Item 12.  Materials to be filed as Exhibits.

           (a)(1)   Offer to Purchase, dated September 14, 2000.

           (a)(2)   Form of Letter of Transmittal.

           (a)(3)   Form of Notice of Guaranteed Delivery.

           (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

           (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

           (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

           (a)(7) Summary Advertisement as published in The Wall Street Journal on September 14, 2000.

           (a)(8) Joint Press Release issued by EFI and Splash on August 31, 2000.*

           (b)      None.

           (c)      None.

           (d)(1) Agreement and Plan of Merger, dated as of August 30, 2000, by and among EFI, Purchaser and Splash.

           (d)(2) Confidentiality Agreement, dated August 9, 2000, by and between EFI and Splash.

           (d)(3) Exclusivity Agreement, dated August 26, 2000, by and between EFI and Splash.

           (d)(4) Tender and Voting Agreement, dated as of August 30, 2000, by and among EFI, Purchaser, Splash and Kevin K. Macgillivray, John Ritchie, Sally Cabbell, David Emmett, Mark Hill, Peter Y. Chung, Charles W. Berger, Jan L. Gullet and Harold L. Covert.

           (g)      None.

           (h)      None.

*    Incorporated by reference from EFI's Schedule TO-C, filed August 31, 2000.

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Item 13.  Information Required by Schedule 13E-3.

     Not applicable.

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 14, 2000           Vancouver Acquisition Corp.


                                    By: /s/ James Etheridge
                                       --------------------------------------
                                        Name:  James Etheridge
                                        Title: Vice President, Secretary and
                                               General Counsel


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2000           Electronics For Imaging, Inc.


                                    By: /s/ Guy Gecht
                                       --------------------------------------
                                        Name:  Guy Gecht
                                        Title: Chief Executive Officer

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                                 EXHIBIT INDEX
EXHIBIT NO.

(a)(1)    Offer to Purchase, dated September 14, 2000.

(a)(2)    Form of Letter of Transmittal.

(a)(3)    Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Summary Advertisement as published in The Wall Street Journal on September 14, 2000.

(a)(8)    Joint Press Release issued by EFI and Splash on August 31, 2000.*

(b)       None.

(c)       None.

(d)(1) Agreement and Plan of Merger, dated as of August 30, 2000, by and among EFI, Purchaser and Splash.

(d)(2)    Confidentiality Agreement, dated August 9, 2000, between EFI and
          Splash.

(d)(3) Exclusivity Agreement, dated August 26, 2000, by and between EFI and Splash.

(d)(4) Tender and Voting Agreement, dated as of August 30, 2000, by and among EFI, Purchaser, Splash and Kevin K. Macgillivray, John Ritchie, Sally Cabbell, Mark Hill, Peter Y. Chung, Charles W. Berger, Jan L. Gullet and Harold L. Covert.

(g)       None.

(h)       None.

*    Incorporated by reference from EFI's Schedule TO-C, filed August 31, 2000.

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